SEPARATION AND RELEASE OF CLAIMS AGREEMENT

This Separation and Release of Claims Agreement (the "Agreement") is entered into by and between Landos Biopharma, Inc. (the "Company") and Josep Bassaganya-Riera ("Executive") (together, the "Parties").

WHEREAS, the Company and Executive are parties to the Employment Agreement dated as of January 1, 2020 (the "Employment Agreement");

WHEREAS, Executive's employment with the Company terminated on November 6, 2021 (the "Separation Date"); and

WHEREAS, the Parties agree that the payments, benefits and rights set forth in this Agreement shall be the exclusive payments, benefits and rights due to Executive.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. **Separation Date; Accrued Amounts; Confirmation of Resignation from Positions** – Executive's effective date of separation from employment with the Company is the Separation Date. Executive shall be entitled to receive, in accordance with the Company's regular payroll practices, all unpaid base salary earned through the Separation Date, all vacation time accrued but unused through such date in accordance with the Employment Agreement and Company policy, and reimbursement of any properly incurred unreimbursed business expenses incurred through the Separation Date (together, the "Accrued Amounts"). In connection with Executive's termination on the Separation Date, in accordance with Section 4(c)(1) of the Employment Agreement, the Company will continue, for ninety (90) days following the Separation Date, to pay to Executive his current base salary rate, in accordance with the Company's regular payroll practices and less all applicable taxes and withholdings (the "Continued Payments"). As of the Separation Date, any benefits Executive had as of the Separation Date under Company-provided benefit plans, programs, or practices will terminate, except as required by federal or state law or as otherwise specifically set forth in this Agreement. Executive hereby confirms his resignation, as requested by the Board, required by the Employment Agreement, and effective as of the Separation Date, from any and all positions held by him as an officer of the Company and/or director on the Board or on the board of directors of any subsidiary or affiliate of the Company or as a member of any committees thereof. In connection with this confirmation, Executive agrees to execute any additional documentation reasonably requested by the Company or any of its subsidiaries or affiliates to effectuate and/or memorialize his resignation. The parties agree to cooperate on a suitable press release.

2. **Separation Benefits** – Provided Executive signs and returns this Agreement no later than November 30, 2021, and does not revoke the Agreement during the Revocation Period (as defined in Section 14 below), the Company will, in consideration of Executive's compliance with his commitments and obligations set forth in this Agreement and the Employment Agreement, including without limitation Section 4(c)(5) of the Employment Agreement, provide Executive with the following separation benefits (the "Separation Benefits"):

    a. Severance Payments – Commencing in the first payroll run occurring on or after February 4, 2022, and continuing for twelve (12) months thereafter, Executive will receive in equal monthly installments an aggregate amount equivalent to his annualized base salary as of the Separation Date, less all applicable taxes and withholdings.

b. <u>Group Health Insurance</u> – Should Executive be eligible for and timely elect to continue receiving group health and/or dental insurance coverage under the law known as COBRA, the Company shall, until the earlier of (x) twelve (12) months following the Separation Date, and (y) the date on which Executive becomes eligible to receive group health insurance coverage under another employer's benefit plan (the "<u>COBRA Contribution Period</u>"), pay on Executive's behalf the portion of the premiums for such coverage that the Company was paying on behalf of Executive as of the Separation Date. The balance of such premiums during the COBRA Contribution Period and all premium costs after the COBRA Contribution Period shall be paid by Executive on a monthly basis during the elected period of insurance coverage under COBRA for as long as, and to the extent that, he remains eligible for and elects to remain enrolled in COBRA continuation coverage. Executive agrees that, should he become eligible to receive group health insurance coverage through another employer prior to the date that is twelve (12) months following the Separation Date, he will so inform the Company in writing within five (5) business days of becoming eligible.

c. <u>Bonus Payment</u> – The Company will pay to Executive a prorated bonus for 2021 (to be paid together with the first severance payment made to Executive hereunder) at Executive's target bonus amount of 45% of Executive's annualized base salary as of the Separation Date, prorated to reflect the actual number of days Executive worked during 2021 as of the Separation Date. The Bonus Payment shall be made in January 2022.

d. <u>Option Acceleration</u> – As of the Agreement Effective Date, all unvested shares of the Initial Stock Option (as defined in the Employment Agreement) shall become fully vested and exercisable. The Initial Stock Option shall otherwise remain subject to the applicable award agreement and equity plan document.

Other than the Separation Benefits and Accrued Amounts and Continued Payments, Executive will not be eligible for, nor shall he have a right to receive, any payments or benefits from the Company following the Separation Date. Executive acknowledges that the Separation Benefits are contingent upon his timely and full compliance with all of his obligations herein.

It is intended that each installment of the separation payments and benefits provided under this Agreement shall be treated as a separate "payment" for purposes of Section 409A of the Internal Revenue Code of 1986, as amended, and the guidance issued thereunder ("<u>Section 409A</u>"). Neither the Company nor Executive shall have the right to accelerate or defer the delivery of any such payments or benefits except to the extent specifically permitted or required by Section 409A.

3. **Mutual Release of Claims** – In exchange for the consideration set forth in this Agreement, which Executive acknowledges he would not otherwise be entitled to receive, Executive hereby fully, forever, irrevocably and unconditionally releases, remises and discharges the Company, its affiliates, subsidiaries, parent companies, predecessors, and successors, and all of their respective past and present officers, directors, stockholders, partners, members, employees, agents, representatives, plan administrators, attorneys, insurers and fiduciaries (each in their individual and corporate capacities) (collectively, the "<u>Released Parties</u>") from any and all claims, charges, complaints, demands, actions, causes of action, suits, rights, debts, sums of money, costs, accounts, reckonings, covenants, contracts, agreements, promises, doings, omissions, damages,

executions, obligations, liabilities, and expenses (including attorneys' fees and costs), of every kind and nature that Executive ever had or now has against any or all of the Released Parties, whether known or unknown, including, but not limited to, any and all claims arising out of or relating to Executive's employment with, services for, and/or separation from the Company, including, but not limited to, all claims under Title VII of the Civil Rights Act of 1964, 42 U.S.C. § 2000e et seq., the Americans With Disabilities Act of 1990, 42 U.S.C. § 12101 et seq., the Age Discrimination in Employment Act, 29 U.S.C. § 621 et seq., the Genetic Information Nondiscrimination Act of 2008, 42 U.S.C. § 2000ff et seq., the Family and Medical Leave Act, 29 U.S.C. § 2601 et seq., the Worker Adjustment and Retraining Notification Act ("WARN"), 29 U.S.C. § 2101 et seq., the Rehabilitation Act of 1973, 29 U.S.C. § 701 et seq., Executive Order 11246, Executive Order 11141, the Fair Credit Reporting Act, 15 U.S.C. § 1681 et seq., and the Employee Retirement Income Security Act of 1974 ("ERISA"), 29 U.S.C. § 1001 et seq., all as amended; all claims arising out of the Virginia Human Rights Act, Va. Code Ann. § 2.2-3900 et seq., the Virginians with Disabilities Act, Va. Code Ann. § 51.5-41, Va. Code Ann. § 40.1-28.7:1 (Virginia genetic testing law), Va. Code Ann. § 40.1-28.7:2 (Virginia crime victims leave law), Va. Code Ann. § 40.1-28.7:5 (Virginia online privacy law), Va. Code Ann. § 40.1-29 et seq. (Virginia wage payment law), Va. Code Ann. § 40.1-28.6 (Virginia equal pay law), and Va. Code Ann. §§ 40.1-51.2:1 et seq. and 40.1-51.4:5 (Virginia whistleblower protection laws), all as amended; all common law claims including, but not limited to, actions in defamation, intentional infliction of emotional distress, misrepresentation, fraud, wrongful discharge, and breach of contract (including, without limitation, all claims arising out of or related to the Employment Agreement); all claims to any non-vested ownership interest in the Company, contractual or otherwise; all state and federal whistleblower claims to the maximum extent permitted by law; and any claim or damage arising out of Executive's employment with, services for, and/or separation from the Company (including a claim for retaliation) under any common law theory or any federal, state or local statute or ordinance not expressly referenced above; provided, however, that this release of claims shall not prevent Executive from filing a charge with, cooperating with, or participating in any investigation or proceeding before, the Equal Employment Opportunity Commission or a state fair employment practices agency (except that Executive acknowledges that he may not recover any monetary benefits in connection with any such charge, investigation, or proceeding, and Executive further waives any rights or claims to any payment, benefit, attorneys' fees or other remedial relief in connection with any such charge, investigation or proceeding). For its part, the Company hereby fully, forever, irrevocably and unconditionally releases, remises and discharges Executive from any and all claims, charges, complaints, demands, actions, causes of action, suits, rights, debts, sums of money, costs, accounts, reckonings, covenants, contracts, agreements, promises, doings, omissions, damages, executions, obligations, liabilities, and expenses (including attorneys' fees and costs), of every kind and nature that the Company ever had or now has against Executive, whether known or unknown, including, but not limited to, any and all claims arising out of or relating to Executive's employment with and/or services for the Company; provided, however, that this release of claims does not release and shall not be construed as releasing Executive from any claims (a) for fraud or embezzlement, (b) based on any acts and/or omissions that would constitute a criminal offense, (c) arising out of willful misconduct with regard to the Company, or (d) arising out of any material misstatement made with regard to the Company, which material misstatement has resulted or will result in a detrimental effect on the Company, including, without limitation, on its reputation ((a)-(d), collectively, the "Excluded Claims"); and provided, further, that this release of claims (i) does not release and shall not be construed as releasing Executive from any obligation set forth in this Agreement, including, without limitation, his obligations under the Restrictive Covenants Agreement (as defined below) and surviving obligations under the Employment Agreement, and (ii) does not waive or release the Company's right to challenge any claim Executive may make for advancement or indemnification by the Company pursuant to any agreement between the Company and Executive or otherwise. The Company hereby represents that it is not aware, as of the Separation Date, of any Excluded Claims against Executive.

4.   **Continuing Obligations** – Executive acknowledges and reaffirms his continuing obligations pursuant to the Assignment of Inventions, Confidentiality, Non-Competition and Non-Solicitation letter dated September 19, 2017 (the "Restrictive Covenants Agreement"), which obligations survive his separation from employment and remain in full force and effect. For its part, the Company acknowledges its ongoing and continuing obligations of indemnification under the Article XI of its Bylaws and the director and officer indemnification agreement to which he is a party with the Company.

5.   **Mutual Non-Disparagement** – Executive understands and agrees that, except as otherwise permitted by Section 8 below, he will not at any time, in public or private, make any false, disparaging, negative, critical, adverse, derogatory or defamatory statements, whether orally or in writing, including online (including, without limitation, on any social media, networking, or employer review site) or otherwise, to any person or entity, including, but not limited to, any media outlet, industry group, key opinion leader, financial institution, research analyst or current or former employee, board member, consultant, shareholder, client or customer of the Company, regarding the Company, or any of the other Released Parties, or regarding the Company's business, operations, products, programs, affairs, performance, personnel, technology, science, intellectual property, plans, strategies, approaches, prospects, financial condition or development-related matters. For its part, the Company agrees that it will instruct its officers and directors not to at any time, in public or private, make any false, disparaging, negative, critical, adverse, derogatory or defamatory statements, whether orally or in writing, including online (including, without limitation, on any social media, networking, or employer review site) or otherwise, to any person or entity, including, but not limited to, any media outlet, industry group, key opinion leader, financial institution, research analyst or current or former employee, board member, consultant, shareholder, client or customer of the Company, regarding Executive.

6.   **Return of Company Property** – Executive confirms that he has returned (or in no event later than ten (10) days following the Separation Date will return) to the Company all Company property, including without limitation keys, files, records (and copies thereof), equipment (including, but not limited to, computer hardware, software, printers, flash drives and other storage devices, wireless handheld devices, cellular phones, tablets, etc.), Company identification, and any other Company-owned property in his possession or control. Executive further confirms that he has left intact all, and has otherwise not destroyed, deleted, or made inaccessible to the Company any, electronic Company documents, including, but not limited to, those that he developed or helped to develop during his employment, and that he has not (a) retained any copies in any form or media; (b) maintained access to any copies in any form, media, or location; (c) stored any copies in any physical or electronic locations that are not readily accessible or not known to the Company or that remain accessible to him; or (d) sent, given, or made accessible any copies to any persons or entities that the Company has not authorized to receive such electronic or hard copies. Further, Executive confirms that he has disclosed to the Company any and all user names and passwords necessary or desirable to obtain access to, or that would assist in obtaining access to, any and all information which he has password-protected on any computer equipment, network, or system of the Company. Executive further confirms that he has cancelled all accounts for his benefit, if any, in the Company's name, including but not limited to, credit cards, telephone charge cards, cellular phone accounts, and computer accounts.

7.   **Confidentiality** – Executive understands and agrees that, except as otherwise permitted by Section 8 below, the contents of the negotiations and discussions resulting in this Agreement shall

be maintained as confidential by Executive and his agents and representatives and shall not be disclosed by Executive or his agents and representatives except as otherwise agreed to in writing by the Company.

8. **Scope of Disclosure Restrictions** – Nothing in this Agreement or elsewhere prohibits Executive from communicating with government agencies about possible violations of federal, state, or local laws or otherwise providing information to government agencies, filing a complaint with government agencies, or participating in government agency investigations or proceedings. Executive is not required to notify the Company of any such communications; provided, however, that nothing herein authorizes the disclosure of information Executive obtained through a communication that was subject to the attorney-client privilege. Further, notwithstanding Executive's confidentiality and nondisclosure obligations, Executive is hereby advised as follows pursuant to the Defend Trade Secrets Act: "An individual shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that (A) is made (i) in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. An individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual (A) files any document containing the trade secret under seal; and (B) does not disclose the trade secret, except pursuant to court order."

9. **Cooperation** – Executive acknowledges and reaffirms his continuing cooperation obligations pursuant to Section 14(c) of the Employment Agreement, which shall be at the Company's sole expense, including an hourly rate of $1,000 per hour to compensate Executive for his time and effort.

10. **Business Expenses; Final Compensation** – Executive acknowledges that he has been reimbursed by the Company for all business expenses incurred in conjunction with the performance of his employment and that no other reimbursements are owed to him. Executive further acknowledges that he has received all compensation due to him from the Company, including, but not limited to, all wages, bonuses and accrued, unused vacation time, and that he is not eligible or entitled to receive any additional payments or consideration from the Company beyond that provided for in Section 1 and Section 2 of this Agreement.

11. **Amendment and Waiver** – This Agreement, upon the Agreement Effective Date, shall be binding upon the Parties and may not be modified in any manner, except by an instrument in writing of concurrent or subsequent date signed by duly authorized representatives of the Parties. This Agreement is binding upon and shall inure to the benefit of the Parties and their respective agents, assigns, heirs, executors/administrators/personal representatives, and successors. No delay or omission by the Company in exercising any right under this Agreement shall operate as a waiver of that or any other right. A waiver or consent given by the Company on any one occasion shall be effective only in that instance and shall not be construed as a bar to or waiver of any right on any other occasion.

12. **Validity** – Should any provision of this Agreement be declared or be determined by any court of competent jurisdiction to be illegal or invalid, the validity of the remaining parts, terms or provisions shall not be affected thereby and said illegal or invalid part, term or provision shall be deemed not to be a part of this Agreement.

13. **Nature of Agreement** – Both Parties understand and agree that this Agreement is a separation agreement and does not constitute an admission of liability or wrongdoing on the part of the Company or Executive.

14. **Time for Consideration and Revocation; Acknowledgements** – Executive acknowledges that he was initially presented with this Agreement on November 5, 2021 (the "Receipt Date"), that he has been given at least twenty-one (21) days following the Receipt Date to consider this Agreement, and that the Company is hereby advising him to consult with an attorney of his own choosing prior to signing this Agreement. Executive understands that he may revoke the Agreement for a period of seven (7) days after he signs it (the "Revocation Period") by notifying the Company in writing. Executive further understands that this Agreement shall be of no force or effect unless he signs and returns this Agreement no later than November 30, 2021 and does not revoke the Agreement during the Revocation Period by notifying the Company in writing (the day immediately following the expiration of such Revocation Period, the "Agreement Effective Date"). In the event Executive executes this Agreement prior to November 30, 2021, he acknowledges that such decision is entirely voluntary. Executive further acknowledges and agrees that any changes made to this Agreement following his initial receipt of this Agreement on the Receipt Date, whether material or immaterial, shall not re-start or affect in any manner the twenty-one (21) day consideration period. Executive understands and agrees that by entering into this Agreement, he is waiving any and all rights or claims he might have under the Age Discrimination in Employment Act, as amended by the Older Workers Benefit Protection Act, and that he has received consideration beyond that to which he was previously entitled.

15. **Voluntary Assent** – Executive affirms that no other promises or agreements of any kind have been made to or with Executive by any person or entity whatsoever to cause him to sign this Agreement, and that he fully understands the meaning and intent of this Agreement and that he has had the opportunity to be represented by counsel of his own choosing. Executive further states and represents that he has carefully read this Agreement, understands the contents herein, freely and voluntarily assents to all of the terms and conditions hereof, and signs his name of his own free act.

16. **Governing Law** – This Agreement shall be interpreted and construed by the laws of the State of Delaware, without regard to conflict of laws provisions. Each of the Company and Executive hereby irrevocably submits to and acknowledges and recognizes the exclusive jurisdiction and venue of the courts of the State of Delaware, or if appropriate, the United States District Court for the District of Delaware (which courts, for purposes of this Agreement, are the only courts of competent jurisdiction), over any suit, action or other proceeding arising out of, under or in connection with this Agreement or the subject matter thereof.

17. **Entire Agreement** – This Agreement contains and constitutes the entire understanding and agreement between the Parties hereto with respect to Executive's separation from the Company, separation benefits, and the settlement of claims against the Company, and cancels all previous oral and written negotiations, agreements, commitments and writings in connection therewith.

18. **Tax Acknowledgement** – In connection with the Separation Benefits provided to Executive pursuant to this Agreement, the Company shall withhold and remit to the tax authorities the amounts required under applicable law, and Executive shall be responsible for all applicable taxes owed by him with respect to such Separation Benefits under applicable law. Executive acknowledges that he is not relying upon the advice or representation of the Company with respect to the tax treatment of any of the Separation Benefits set forth in this Agreement.

Executive further acknowledges and agrees that the Company is not making any representations or warranties to him and shall have no liability to him or any other person if any provisions of or payments and benefits provided under this Agreement are determined to constitute deferred compensation subject to Section 409A but not to satisfy an exemption from, or the conditions of, that section.

19.   **Counterparts** – This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, but all of which together will constitute one and the same Agreement. Facsimile and PDF signatures shall be deemed to be of equal force and effect as originals.

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IN WITNESS WHEREOF, the Parties have set their hands and seals to this Agreement as of the date(s) written below.

LANDOS BIOPHARMA, INC.

By: _____ Date: _____
Name:
Title:

I hereby agree to the terms and conditions set forth above. I have been given at least twenty-one (21) days to consider this Agreement, and I have chosen to execute this on the date below. I intend that this Agreement will become a binding agreement between me and the Company if I do not revoke my acceptance in writing to the Company within seven (7) days following the date below, and I understand that my receipt of the Separation Benefits described herein is contingent upon my non-revocation of this Agreement.

Josep Bassaganya-Riera

_____ Date: _____